SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Resignation of Director

On December 31, 2025, Dirk Hermann notified the Board of Directors (the “Board”) of Highway Holdings Limited (the “Company”) of his decision to resign from the Board of Directors, effective December 31, 2025. Mr. Hermann’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expresses its gratitude to Mr. Hermann for his years of dedicated service and valuable contributions to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: March 12, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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